EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

July 3, 2012	NYSE - AMEX: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO SILVER & GOLD MINES LTD:
CEASE TRADE ORDER AND CLARIFICATION
AND RETRACTION OF TECHNICAL DISCLOSURES

Avino Silver & Gold Mines Ltd. (“Avino” or “the Company”), as  reported on May 11, 2012, the Company’s public disclosures on mineral resource estimates regarding the Company’s Avino property in Durango, Mexico, have been under review by the British Columbia Securities Commission (“BCSC”).  This review resulted in the Company issuing a news release on May 11, 2012 to clarify and retract certain disclosures it has made.

The Company has been fully co-operating with the BCSC in this matter, but unfortunately due to an oversight, a corporate presentation which reported a global resource estimate for the property had remained on the Company’s website.  It has now been removed.

The Company is working with its independent engineering consultants, Tetra Tech Wardrop (“Tetra Tech”), and filed with the BCSC an amended technical report to attempt to address the BCSC’s disclosure concerns.  The BCSC has further concerns with the technical report, principally dealing with:

1.
Limitations on the scope of the report, the use of legacy data for the estimation of a tailings resource, and the exclusion of data and information that is necessary to support the report’s conclusions for an inferred tailings resource;

2.	Issues about the assay database used in the report for the tailings resource estimate; and

3.	Unsupported statements about mining activity, economic viability and commercial production.

The Company and Tetra Tech intend to address all of the BCSC’s disclosure issues.  However, in the meanwhile, the BCSC has issued a cease trade order against the Company.  The cease trade order is effective in Canada, and will remain in place until the Company has addressed the disclosure concerns raised to the BCSC’s satisfaction.

The disclosure of the technical information contained in this news release has been reviewed and approved by Mr. Chris Sampson, P. Eng., and Mr. Jasman Yee, P. Eng., who are Qualified Persons as defined by NI 43-101.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbour Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded.  U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.